SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

TEXHOMA ENERGY INC.
(Name of Issuer)

Common Stock -- par value $0.001
(Title of Class of Securities)

882898 208
(CUSIP Number)

Brian Alexander
1750 - 1177 West Hastings Street
Vancouver, BC, V6E 2K3
(604) 683-2220
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2004
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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SCHEDULE 13D

CUSIP No. 882898 208                                 Page 2 of 7 Pages

1 NAME OF REPORTING PERSON: Capersia Pte. Ltd.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS Share Sale and Purchase Agreement

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

7 SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON	8 SHARED VOTING POWER 56,000,000 shares of Common Stock, over which Peter Jacobs, Richard N. Wilson and Anne Jacobs, directors of Capersia, have shared voting and disposition power.
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 56,000,000 shares of Common Stock, over which Peter Jacobs, Richard N. Wilson and Anne Jacobs, directors of Capersia, have shared voting and disposition power.

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
56,000,000 Shares of Common Stock

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES [ ]

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.549%

 14 TYPE OF REPORTING PERSON : Corporation

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This original Schedule 13D statement (the "Schedule") is filed on behalf of
Capersia Pte. Ltd., a corporation organized under the laws of Singapore ("Capersia") as the reporting person hereunder, relative to the acquisition by Capersia of 56,000,000 shares of restricted common stock and issued by Texhoma Energy Inc. Capersia has not made any previous filings on Schedule 13D relating to this acquisition.

ITEM 1. SECURITY AND ISSUER.

This Schedule relates to the voting common stock, $0.001 par value, of
Texhoma Energy Inc., a Nevada corporation (“Texhoma"). Texhoma maintains its principal executive offices at Suite 1750, 1177 West Hastings Street, Vancouver, BC, V6E 2K3.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule is being filed by Capersia Pte. Ltd. Its directors are Peter P.A. Jacobs (“P. Jacobs”), Richard N. Wilson (“R. Wilson”) and Anne Elisabeth Jacobs (“A. Jacobs”). The address of Capersia is: #06-02 47 Hill Street, Chinese Chamber of Commerce & Industry Building, Singapore, 179365

Pursuant to General Instruction C of Schedule 13D, Capersia, P. Jacobs and A. Jacobs (the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to such Instruction C Person, is as follows:

Name         Position with        Address
Texhoma

Peter P.A. Jacobs         N/A                   Wisselkom 29, Steenbergen
                              4651 WP, the Netherlands

Anne Elisabeth Jacobs      N/A                        2404 - 1500 Howe Street
                              Vancouver, BC, V6Z 2N1

Richard N. Wilson        N/A                         96A, Club Street,
                              Singapore, 069464

Capersia Pte. Ltd.             Shareholder                   #06-02 47 Hill Street
                              Chinese Chamber of Commerce
                              & Industry Building, Singapore, 179365

During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Capersia and Texhoma entered into a Share Sale and Purchase Agreement dated October 27, 2004 (the “S&P Agreement”) regarding: (i) the acquisition from Capersia by Texhoma of 40% of the issued and outstanding shares in the capital of Black Swan Petroleum Ltd. (“BSP”), effective November 5, 2004. BSP owns the license, permits and title to a petroleum concession in the Chumphon Basin in the Gulf of Thailand, referred to as Block B7/38 (the “Concession”). Pursuant to the terms and provisions of the S&P Agreement: (i) Texhoma agreed to issue 14,000,000 shares of restricted common stock (or 56,000,000 post forward split shares); pay $150,000; and (iii) Capersia agreed to sell the shares in the capital of BSP to Texhoma and accept the issuance of an aggregate of 14,000,000 shares of restricted Common Stock (or 56,000,000 post forward split shares) and $150,000 as full and complete satisfaction of the S&P Agreement.

ITEM 4. PURPOSE OF TRANSACTION

The transaction described herein was undertaken for the purpose of acquiring a working interest in the Concession.

Pursuant to the instructions for items (a) through (j) of Item 4, Capersia has plans as follows:

(a)	As set forth in Item 3 of this Schedule, Capersia has acquired an aggregate of 56,000,0000 shares of restricted Common.

(b)	Capersia does not have any present plans or proposals to cause a merger or effect a liquidation or reorganization of Texhoma or to enter into extraordinary corporate transactions.

(c)	Capersia does not have any present plans or proposals to cause a sale or transfer of a material amount of assets of Texhoma.

(d)	Capersia plans to nominate a representative of Capersia to the board of directors of Texhoma, therefore increasing the number of directors from two to three. However, Capersia does not have any plans or proposals to change the terms of the current directors.

(e)	Capersia does not have any present plans or proposals to cause a material change in the capitalization of Texhoma.

(f)	Capersia does not have any present plans or proposals to make any other material change to the business or corporate structure of Texhoma.

(g)	Capersia does not have any present plans or proposals to change Texhoma’s charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Texhoma by any person.

(h)	Capersia does not have any present plans or proposals to cause Texhoma's common stock from not being quoted on the OTC Bulletin Board.

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(i)	Capersia does not have any present plans or proposals relating to a class of securities of Texhoma becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j)	Capersia does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	As of the close of business on November 5, 2004, Capersia beneficially owned of record 56,000,000 shares (or approximately 55.55% of the outstanding shares) of Texhoma's common stock.

(b)	Capersia does not own any other common or preferred shares of Texhoma as of the date of this Schedule.

(c) As of September 29, 2004, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Texhoma equity securities had been engaged in by Capersia.

(d) To the best knowledge and belief of the undersigned, no person other than P. Jacobs, R. Wilson and A. Jacobs, on behalf of Capersia, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

No contracts, arrangements, understandings or relationships between Capersia and those named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Share Sale and Purchase Agreement between Capersia Pte. Ltd. and Texhoma Energy Inc. dated October 27, 2004.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 CAPERSIA PTE. LTD.

Date: January 14, 2005         By: /s/ Anne E. Jacobs

                        Anne E. Jacobs, director

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